Exhibit 3.1

AMENDMENT NO. 1 TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF

J.B. HUNT TRANSPORT SERVICES, INC.

Adopted July 20, 2022

WHEREAS, the board of directors (the “Board”) of J.B. Hunt Transport Services, Inc. (the “Corporation”) deems it desirable and in the best interests of the Corporation, that the Second Amended and Restated Bylaws of the Corporation be amended, for the purpose of providing that the Chief Executive Officer of the Corporation shall be a member of the Board, as set out below.

NOW, THEREFORE, it is hereby:

RESOLVED, that Section 5.1 of Article V of the Second Amended and Restated Bylaws of the Corporation is hereby amended and replaced in its entirety to read as follows:

5.1 Positions Authorized. The officers of the Corporation shall consist of a Chairman of the Board (if one be chosen and designated to act by the Board of Directors), a Chief Executive Officer (who shall be a member of the Board of Directors), a President, one or more Vice Presidents (with such additional designations of title, if any, and duties as provided by resolution of the Board of Directors), a Secretary, a Treasurer, and one or more Assistant Secretaries and Assistant Treasurers, and such further officers as the Board of Directors or the Executive Committee may from time to time designate. Any two or more offices may be held by the same person, except the offices of President and Secretary or Assistant Secretary, provided, however, in case the Corporation has only one shareholder, any two or more offices may be held by the same person, so long as the Corporation shall have only one shareholder. The Board of Directors may designate a general counsel but such person or firm shall not thereby be deemed to be an officer of the Corporation.

DATED as of July 20, 2022.

/s/ Kirk Thompson

Chairman

ATTEST:

/s/ Jennifer Boattini

Secretary